Exhibit 99.53

Sandspring infill drill results from the Toroparu gold-copper deposit includes 114m of 1.93g/t gold and 0.07% copper in Hole 136; NI 43-101 compliant mineral resource update and PEA expected by end of Q1

March 16, 2011 – SANDSPRING RESOURCES LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce an update of new gold and copper assay results from drilling in the area of the Toroparu gold-copper deposit in the Republic of Guyana, South America.

On September 15, 2010, Sandspring announced an updated NI 43-101 compliant single optimized open pit shell resource independently modeled by P&E Mining Consultants, Toronto, featuring an Indicated mineral resource of 2.64 million oz. gold and 262 million pounds copper at a grade of 0.83g/t gold and 0.12% copper and an additional Inferred mineral resource of 3.42 million oz. gold and 216 million pounds copper at a grade of 0.76g/t gold and 0.07% copper based on a total drill hole database of 41,659m in 93 holes. The full Technical Report, filed on October 13th, 2010 can be found on www.sedar.com.

New assay results from holes TPD129 – TPD142 comprise an additional 7156m of drilling mainly designed to optimize grade and tonnage parameters and define geologic features within the known NI 43-101 compliant Toroparu gold-copper resource (Table 1). Assay results from a total of 70,770m of diamond drilling have now been disclosed to date on the Toroparu Property.

Drill collar locations and hole traces relative to the current NI 43-101 compliant optimized open pit resource model surface contour and including the newly modelled 350m extension to the Toroparu deposit may be viewed in Figure 1.

Abraham Drost, P.Geo., President of Sandspring states… “Infill drilling to Feasibility-ready Measured and/or Indicated resource quality status continues at this time. The current round of infill drill results,  particularly bracketed between Holes 131, 134, 136 and 139 confirms the higher quality grade characteristics of a possible “Starter Pit” area identified in previous disclosure (June 3, 2010).

An NI 43-01 compliant mineral resource update and Preliminary Economic Assessment showing the preliminary mine plan and pro-forma discounted cash flow model is expected on schedule by the end of Q1, 2011.

The Toroparu Deposit remains open along strike and to depth. The Company continues step-out drilling of Toroparu and regional exploration of its Upper Puruni concessions.

Figure 1: Drill collar locations for drill holes TPD 129-138 relative to NI 43-101 Mineral Resource Contour

Table 1: Weighted Average Composite Grade Intervals, Holes TPD129-138
Hole ID	From(m)	To(m)	Length(m)	Gold(g/t)	Cu (%)	Comment

TPD-129	100.50	103.50	3.00	1.05	0.01	Infill
	124.50	127.50	3.00	1.17	0.00
	145.50	148.50	3.00	0.86	0.01
	226.50	228.00	1.50	1.40	0.16
	234.00	235.50	1.50	1.37	0.00
	258.00	259.50	1.50	1.05	0.00
	280.50	283.50	3.00	0.83	0.01
	286.50	295.50	9.00	0.70	0.00
	340.50	346.50	6.00	1.38	0.02
	354.00	355.50	1.50	1.72	0.00
	393.00	415.50	22.50	0.58	0.00
	426.00	435.00	9.00	0.73	0.00

	459.00	462.00	3.00	0.70	0.00
	484.50	486.00	1.50	11.70	0.01

TPD-130	32.50	35.50	3.00	1.40	0.01	Infill
	89.00	95.00	6.00	0.64	0.02
	152.00	155.00	3.00	0.56	0.05
	162.50	176.00	13.50	1.72	0.07
incl.	165.50	167.00	1.50	29.5*	0.06
	207.50	212.00	4.50	0.92	0.02
	231.50	234.50	3.00	0.49	0.01
	237.50	242.00	4.50	0.56	0.01
	252.50	261.50	9.00	1.21	0.01
	273.50	278.00	4.50	1.83	0.04
	308.00	317.00	9.00	0.52	0.08
	417.50	419.00	1.50	2.32	0.01

TPD-131	309.00	316.50	7.50	0.97	0.22	Infill
	325.50	331.50	6.00	0.51	0.04
	340.50	379.50	39.00	0.72	0.15
	394.50	442.50	48.00	0.93	0.03
incl.	402.00	403.50	1.50	29.1*	0.04
	447.00	469.50	22.50	1.18	0.04
	510.00	513.00	3.00	0.69	0.07

TPD-132	2.50	7.00	4.50	0.59	0.01	Infill
	198.00	202.50	4.50	0.62	0.06
	255.00	256.50	1.50	1.86	0.01
	273.00	277.50	4.50	1.02	0.07
	289.50	294.00	4.50	0.62	0.02
	298.50	301.50	3.00	0.51	0.04
	310.50	313.50	3.00	0.60	0.07
	330.00	331.50	1.50	1.76	0.05
	414.00	415.50	1.50	4.05	0.05
	430.50	444.00	13.50	0.70	0.08
	447.00	450.00	3.00	0.54	0.07

TPD-133	23.50	25.00	1.50	1.31	0.04	Infill
	108.50	128.00	19.50	0.84	0.19
	132.50	140.00	7.50	0.60	0.23
	183.50	186.50	3.00	0.57	0.18
	195.50	201.50	6.00	0.69	0.18

	215.00	221.00	6.00	1.29	0.02
	231.50	239.00	7.50	0.61	0.21
	267.50	272.00	4.50	0.69	0.16
	314.00	315.50	1.50	1.68	0.24
	527.00	528.50	1.50	0.81	0.58

TPD-134	356.00	359.00	3.00	0.64	0.06	Infill
	365.00	369.50	4.50	0.65	0.10
	372.50	375.50	3.00	1.40	0.11
	386.00	387.50	1.50	1.48	0.01
	410.00	431.00	21.00	0.92	0.03
	435.50	446.00	10.50	1.21	0.03
	450.50	464.00	13.50	4.19	0.02
incl.	450.50	456.50	6.00	7.40	0.02
and	452.00	453.50	1.50	18.7*	0.01
	468.50	489.50	21.00	1.22	0.06
	513.50	515.00	1.50	2.24	0.02
	521.00	524.00	3.00	0.54	0.02
	536.00	542.00	6.00	0.88	0.05
	549.50	582.50	33.00	1.23	0.04
	590.00	603.50	13.50	0.85	0.02

TPD-135	128.00	137.00	9.00	1.92	0.05	Infill
	149.00	152.00	3.00	1.08	0.06
	254.00	258.50	4.50	0.71	0.02
	281.00	287.00	6.00	1.55	0.08
	296.00	303.50	7.50	0.80	0.04
	336.50	347.00	10.50	1.00	0.07
	356.00	366.50	10.50	0.61	0.10
	369.50	378.50	9.00	1.17	0.10
	389.00	392.00	3.00	0.82	0.05
	423.50	425.00	1.50	1.12	0.06

TPD-136	315.00	429.00	114.00	1.93	0.07	Infill
incl.	349.50	355.50	6.00	6.91	0.14
and	354.00	355.50	1.50	28.5*	0.17
and	387.00	388.50	1.50	44.4*	0.18
and	390.00	391.50	1.50	8.04	0.01
and	394.50	396.00	1.50	7.47	0.08
and	414.00	415.50	1.50	15.00*	0.03
	532.50	534.00	1.50	3.76	0.00

TPD-137	125.00	128.00	3.00	1.08	0.61
	312.50	315.50	3.00	0.61	0.11	Infill
	320.00	323.00	3.00	1.51	0.16
	332.00	336.50	4.50	1.63	0.13
	350.00	353.00	3.00	0.75	0.06
	362.00	384.50	22.50	0.68	0.07
	398.00	408.50	10.50	0.91	0.06
	420.50	446.00	25.50	0.71	0.04
	455.00	477.50	13.50	0.89	0.03
	482.00	486.50	4.50	2.84	0.01

TPD138	55.50	63.00	7.50	0.76	0.19	Infill
	178.50	180.00	1.50	6.21	0.12
	405.00	406.50	1.50	2.58	0.83
	418.50	420.00	1.50	1.64	0.06

TPD139	308.00	317.00	9.00	0.57	0.35	Infill
	327.50	345.50	18.00	1.42	0.39
	351.50	426.50	75.00	1.63	0.28
incl.	386.00	387.50	1.50	5.51	0.54
	449.00	485.00	36.00	0.84	0.17
	501.50	507.50	6.00	0.68	0.09
	501.50	507.50	7.50	0.92	0.06
	522.50	551.00	28.50	1.15	0.08
	569.00	581.00	12.00	0.67	0.02
	596.00	602.00	6.00	0.63	0.03

TPD140	180.00	183.00	3.00	0.52	0.04	Infill
	184.50	187.50	3.00	0.99	0.19
	328.50	334.50	6.00	0.91	0.38
	342.00	349.50	7.50	0.43	0.16
	352.50	369.00	16.50	0.66	0.17
	372.00	394.50	22.50	0.70	0.15
	411.00	417.00	6.00	0.76	0.08
	432.00	433.50	1.50	0.43	0.07
	445.50	459.00	13.50	0.70	0.04
	465.00	480.00	15.00	0.70	0.07
	487.50	499.50	12.00	0.79	0.01

TPD141	17.50	19.00	1.50	1.37	0.01	Infill

	193.50	195.00	1.50	1.21	0.04
	351.00	358.50	7.50	0.79	0.08
	360.00	364.50	4.50	0.49	0.03
	366.00	375.00	9.00	0.55	0.03
	442.50	457.50	15.00	0.83	0.06
	462.00	465.00	3.00	0.75	0.04
	474.00	477.00	3.00	1.24	0.03
	480.00	489.00	9.00	0.39	0.03
	493.50	504.00	10.50	0.64	0.03
	508.50	520.50	12.00	0.61	0.04

TPD142	113.00	122.00	9.00	0.67	0.10	Infill
	126.50	149.00	22.50	1.10	0.03
incl.	132.50	134.00	1.50	6.39	0.02
and	147.50	149.00	1.50	5.44	0.05
	171.50	177.50	6.00	1.32	0.09
	191.00	197.00	6.00	0.59	0.11
	209.00	228.50	19.50	0.68	0.06
	248.00	249.50	1.50	7.65	0.01
	258.50	260.00	1.50	1.14	0.02
	263.00	266.00	3.00	9.12	0.02
incl.	264.50	266.00	1.50	18.1*	0.03

*High gold assay intervals are top-cut to 12.0g/t consistent with NI-43-101 geostatistical resource model
** True widths are estimated at approximately 70% of core length widths

Analytical testing and reporting of quantitative assays was performed independently by Acme Analytical Laboratories Ltd. (“AcmeLabs”). AcmeLabs is an ISO9001:2008 accredited laboratory for the tests reported herein. A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by AcmeLabs.

Mr. Brian Ray, P.Geo. Senior Resource Geologist with Sandspring and a Qualified Person under NI 43-101, has reviewed and approved the technical content of this press release.

Additional information on Sandspring can be viewed on SEDAR under the Corporation’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For Further Information, Please Contact:

Mr. Abraham Drost, M.Sc., P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON
Canada P7J-1H2 Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, the Company’s successful advancement of the Toroparu deposit toward feasibility and obtaining positive results from ongoing evaluation and testing of multiple gold targets located elsewhere in the Company’s landholdings, among other risks as described in more detail in our recent securities filings available at www.sedar.com.. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information, as it becomes available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.